UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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2440178

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Web 2.0 Multimedia, Corp.
(Exact name of issuer as specified in its charter)

NEVADA
ate or other jurisdiction of incorporation or organization)

3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109
(702) 990-3726
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Greg Marlin
38 Niagara St. #404
Toronto, Ontario M5V 3X1
(416) 824-5947
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7373
(Primary standard Industrial Classification Code Number)

56-2648902
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Greg Marlin residential address (if different than business)

Director	Business Address	Residential Address
Greg Marlin	3960 Howard Hughes Parkway, # 500 Las Vegas, NV 89109	38 Niagara St. #404 Toronto, Ontario M5V 3X1

(b) the issuer's officers; Greg Marlin

Officer	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	3960 Howard Hughes Parkway, # 500 Las Vegas, NV 89109	38 Niagara St. #404 Toronto, Ontario M5V 3X1

(c) the issuer's general partners; **Not applicable**

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	3960 Howard Hughes Parkway, # 500 Las Vegas, NV 89109	38 Niagara St. #404 Toronto, Ontario M5V 3X1
Vupio Partners Global Corporation Ltd	Pelican House, James Street, Grand Turk, Turks and Caicos Islands.	

* Greg Marlin owns 100,000 shares in the company as a founder. The remaining 11,000,000 outstanding shares were issued to Vupio Partners Global Corporation Ltd of which TNP Ltd and Mercurio & Glueckschwein Ltd each are 50% record holders. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	3960 Howard Hughes Parkway, # 500 Las Vegas, NV 89109	38 Niagara St. #404 Toronto, Ontario M5V 3X1
Vupio Partners Global Corporation Ltd	Pelican House, James Street, Grand Turk, Turks and Caicos Islands.	

* Greg Marlin owns 100,000 shares in the company as a founder. The remaining 11,000,000 outstanding shares were issued to Vupio Partners Global Corporation Ltd of which TNP Ltd and Mercurio & Glueckschwein Ltd each are 50% record holders. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny

(f) promoters of the issuer; is there one?

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	3960 Howard Hughes Parkway, # 500 Las Vegas, NV 89109	38 Niagara St. #404 Toronto, Ontario M5V 3X1

(g) affiliates of the issuer;

Record Owner	Business Address	Residential Address
Greg Marlin	3960 Howard Hughes Parkway, # 500	38 Niagara St. #404

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Business Address	Residential Address
H. Melville Hicks, Jr.	551 Fifth Avenue Suite 1625 New York, NY 10176	21 N. Chatsworth Avenue Larchmont, NY 10538

(i) each underwriter with respect to the proposed offering; **Not applicable.**

(j) the underwriter's directors; **Not applicable.**

(k) the underwriter's officers; **Not applicable.**

(1) the underwriter's general partners; and **Not applicable.**

(m) counsel to the underwriter. **Not applicable.**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. ***None.***

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not Applicable.**

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or sales persons in any jurisdiction.

(b) The securities offered will be offered directly by the issuer primarily through direct solicitation. The securities will be offered initially in Florida, New York, Maryland, Texas and Colorado. Subject to the results of the offering in such initial jurisdictions, the securities may subsequently be offered in additional states.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Unregistered securities have been issued by Web 2.0 Multimedia Corp. within one year prior to the filing of this notification

(2) 11,100,000 shares of the Common Stock of the Issuer have been issued without registration during the year prior to the filing of this notification.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; The securities were issued without registration within the last year by the issuer in exchange for payment of services, and for assets as included in Exhibit No. 4.

(4) the names and identities of the persons to whom the securities were issued. The securities issued without registration within the last year by the issuer as follows:

- Jan. 16/07 - 100,000 shares issued to Greg Marlin in exchange for services in connection with the initial incorporation of the company.

- Jan. 31/07 – in connection of the related party transaction, the following shares were issued in exchange for assets: 11,000,000 outstanding shares issued to Vupio Partners Global Corporation Ltd of which TNP Ltd and Mercurio & Glueckschwein Ltd are 50% record holders each. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny.

The unregistered securities were issued to accredited investors who were either officers or directors of the Company or who had performed services for the Company. Neither the Company nor anyone acting on its behalf offered or sold the securities through any form of general solicitation or general advertising. The securities cannot be resold without registration under the Securities Act of 1933 as amended, (the "1933 Act"). Finally, there has been or will be placed on each stock certificate a restrictive legend stating that the securities have not been registered under the 1933 Act and sets forth the restrictions on transferability and sale of the securities.

(b) Not Applicable.

(c) The unregistered securities sold as described above were exempt from registration pursuant to Regulation S of the 1933 Act.

ITEM 6 Other Present or Proposed Offerings

None.

ITEM 7 Marketing Arrangements

(a) **Not Applicable**

(b) **Not Applicable**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

None Used.

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

COVER PAGE

Web 2.0 Multimedia, Corp.
(Exact name of Company as set forth in Charter)

Type of securities offered: common stock
Maximum number of securities offered: 10,000,000 shares
Minimum number of securities offered: 200,000 shares
Price per security: $0.10
Total proceeds: If maximum sold: $ 1,000,000 If minimum sold: $ 20,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: **Not Applicable.**

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

Page

The Company ....
Risk Factors ....
Business and Properties ....
Offering Price Factors ....
Use of Proceeds ....
Capitalization ....
Description of Securities ....
Plan of Distribution ....
Dividends, Distributions and Redemptions ....
Officers and Key Personnel of the Company ....
Directors of the Company ....
Principal Stockholders ....
Management Relationships, Transactions and Remuneration
Litigation ....
Federal Tax Aspects ....
Miscellaneous Factors ....
Financial Statements ....
Managements Discussion and Analysis of Certain Relevant Factors ....

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **31** pages.

THE COMPANY

1. Exact corporate name: Web 2.0 Multimedia, Corp.

State and date of incorporation: Nevada, January 8, 2007

Street address of principal office: 3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89109

Company Telephone Number: (416) 824-5947

Fiscal year: December 31
(month) **(day)**

Person(s) to contact at Company with respect to offering:

Greg Marlin

Telephone Number (if different from above): Same contact number.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) DUE TO OUR LIMITED OPERATING HISTORY, IT WILL BE DIFFICULT TO EVALUATE OUR BUSINESS.

We very recently commenced business operations. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. An investor in our common stock must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including web-based entertainment. These risks and difficulties include our ability to:

- attract a larger audience of users to our web-based entertainment offerings;

- increase awareness of our brand;

- strengthen user loyalty and increase the number of registered users;

- offer compelling on-line content, services and e-commerce opportunities;

- develop affiliate relationships;

- attract a large number of advertisers who desire to reach our users;

- respond effectively to the offerings of competitive entertainment providers on the Internet;

- continue to develop and upgrade our technology; and

- attract, retain and motivate qualified personnel.

We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. Our business model is not proven. We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to address adequately any of these risks or difficulties our business would likely suffer.

(2) WE HAVE NOT HAD ANY REVENUES AND IF WE DO NOT MEET OUR CENTRAL GOALS, WE WILL NOT ACHIEVE PROFITABILITY.

We have not generated any revenues and will continue to incur net losses in subsequent periods if we cannot 1) sell our advertising inventory (with today's existing page view counts) in each local city. 2)We must continue to grow our monthly page view and unique visitor counts. We will need to generate substantial revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

(3) DIFFICULTIES IN DEVELOPING NEW AND ENHANCED CONTENT AND PRODUCTS FOR OUR WEB SITE COULD HARM OUR BUSINESS

We provide content and other features that consumers demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our content and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. The addition of new features will also require that we continue to improve the technology underlying our web site. These requirements are significant, and we may fail to execute on them quickly and efficiently. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly. Even if we succeed in expanding our offerings in a timely manner, this expansion may cause us to spend more on creating this content than we can charge to our customers.

We may also experience difficulties that could delay or prevent us from introducing new content and products. These difficulties may include the loss of, or inability to obtain or maintain third-party technology license agreements. Our business, results of operations and financial condition could be materially adversely affected if we experience difficulties in introducing new content and products or if these new content and products are not accepted by our users.

(4) WE FACE A RISK OF SYSTEM FAILURE THAT MAY RESULT IN REDUCED TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION

Our ability to attract loyal users depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Similarly, our ability to track, measure and report the delivery of advertisements on our site depends on the efficient and uninterrupted operation of a tracking system. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic, reduced revenue and harm to our reputation, brand and our relations with our advertisers. Any disruption in the internet access to our web site could materially adversely affect our business, results of operations and financial condition. Our insurance policies may not adequately compensate us for any losses that we may incur because of any failures in our system or interruptions in our delivery of content. Our business, results of operations and financial condition could be materially adversely affected by any event, damage or failure that interrupts or delays our operations.

(5) FAILURE TO PROTECT OUR INTELLECTUAL, PROPERTY RIGHTS COULD HARM OUR BRAND-BUILDING EFFORTS AND ABILITY TO COMPETE EFFECTIVELY

We regard our intellectual property as critical to our success. To protect our rights to our intellectual property, we intend to rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, consultants, affiliate, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services.

Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition.

(6) WE MAY HAVE TO DEFEND AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES

Other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition.

(7) OUR ABILITY TO MAINTAIN AND INCREASE OUR USER BASE DEPENDS ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE WEB

The web-based entertainment market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons, such as:

- inadequate network infrastructure;

- security concerns;

- inconsistent quality of service; and

- unavailability of cost-effective, high-speed access to the Internet.

Our users depend on Internet service providers, online service providers and other web site operators for access to our web site. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our members to perceive the web in general or our web site in particular as an unreliable medium and, therefore, cause them to use other media, which could materially adversely affect our business, results of operations and financial condition.

(8) A GENERAL DECLINE IN ONLINE ADVERTISING OR OUR INABILITY TO ADAPT TO TRENDS IN ONLINE ADVERTISING COULD HARM OUR ADVERTISING REVENUES

No standards have been widely accepted to measure the effectiveness of web advertising. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. If standards develop and we are unable to meet these standards, advertisers may not continue advertising on our site. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. Our business, results of operations and financial condition could be materially adversely affected if the market for web advertising declines or develops more slowly than expected.

Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising races and revenues. We cannot assure you that we will be successful under existing or alternative pricing models that may emerge. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect our advertising revenues and, as a result, our business, results of operations and financial condition.

We compete with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the web in general or our web site in particular to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to online advertising or to advertising on our web site.

(9) GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB COULD INCREASE OUR COSTS OF TRANSMITTING DATA AND INCREASE OUR LEGAL AND REGULATORY EXPENDITURES AND COULD DECREASE OUR USER BASE

Existing domestic and international laws or regulations specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. The Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web site or otherwise materially adversely affect cur business.

(10) CONCERNS ABOUT WEB SECURITY COULD REDUCE OUR ADVERTISING REVENUES, DECREASE OUR USER BASE AND INCREASE OUR WEB SECURITY EXPENDITURES

Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic Commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that Involve the transmission of confidential information, such as signing up for a paid subscription or purchasing goods or services. Because many of our advertisers seek to advertise on our web site to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches.

(11) CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT OUR STOCKHOLDERS

At January 21, 2007, our officers, directors and greater-than-five-percent stockholders (and their affiliates), in the aggregate, beneficially owned approximately 100% of the outstanding common stock. As a result, these persons, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially adversely affect the market price of the common stock.

(12) WE MAY NEED ADDITIONAL FINANCING

We can give no assurance that a sufficient level of sales will be attained by us in our operations within the foreseeable future, which will enable us to fund our business and under take our expansion plans. We may face unbudgeted costs, delays and difficulties executing our business plan, as is frequently encountered by similarly situated companies. We are aware that there may be changes in economic, regulatory or competitive conditions that may lead to increased costs. All of these factors may culminate in circumstances that could make funds generated by our operations insufficient to fund our cash requirements for the next twelve months and beyond. We may determine that it is in our best interests to expand more rapidly than currently intended, in which case we will need additional financing.

Additional financing may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate financing is not available, we may be required to delay, scale back or eliminate one or more of our product development programs or otherwise limit the development and marketing of our software systems, which could materially and adversely affect our business, results of operation and financial condition.

(13) WE ARE AND WILL CONTINUE TO BE DEPENDANT UPON KEY PERSONNEL

We depend to a significant extent upon our Chairman and Chief Executive Officer, and we will depend upon new and additional senior management, technical, sales and marketing personnel. The competition for such personnel is intense. Our growth and future success will depend to a large extent on our ability to attract and retain highly qualified personnel. We do not have employment agreements with our Chairman and Chief Executive Officer. The loss of our Chief Executive Officer or the inability to hire or retain qualified personnel could have a material adverse effect upon our business and operating results. In addition, if we are unable to hire additional personnel as needed, we may not be able to adequately manage our operations or implement our plans for expansion growth. We may not be able to attract and retain the qualified personnel necessary for the development of our business.

None of our personnel is covered by an employment contract and any other officer or employee of our Company can terminate his or her relationship with us at any time. None of our employees is subject to non-competition agreements which would survive termination of employment. We do not have "key person" insurance coverage for the loss of any of our employees.

(14) OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK RULES

Until such time as the market price of our Common Stock is sustained at a level of at least $5.00, it will be subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock the rules requires, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (the "Commission") relating to the penny stock market. The broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. Such rules may have the effect of reducing the level of trading activity in the secondary market for our Common stock and make it more difficult for investors to sell their shares. (See "Plan of Distribution"-"Regulation of Penny Stocks")

(15) OUR INVESTORS WILL INCUR SUBSTANTIAL DILUTION.

Purchasers of our Common Stock in this Offering will incur substantial dilution as our existing shareholder acquired its shares at an average cost substantially below the price of this Offering. Further, as we may need additional financing in the future, any equity or equity-based financing such as convertible debt or preferred stock offerings will result in immediate and substantial additional reductions of ownership interests held by our then current stockholders with increased dilution.

(16) WE DO NOT INTEND TO PAY DIVIDENDS

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The business is a web-based television network that measures its success in terms of monthly unique visitors, overall internet reach and ranking, and total number of monthly page views. It is a participatory network of a new generation, a generation called Web 2.0, enlisting its audience as co-editors and co-producers of the content they view and the platform or format they view it on.

The company is an ever-expanding network of local affiliate stations that seek out original content that is of interest to smaller groups of users. By aggregating this content in one place, it is the goal of the network to appeal to a large fiercely loyal audience group that will be particularly attractive to advertisers and channel sponsors alike.

The network derives its revenues from channel sponsorship consisting of a monthly fee and banner and in-video advertising based on a pay-per-thousand-view model.

The products and services the company offers are the following:

1. Branded Channel
2. CPM Advertising (Leaderboard, Banner, Skyscraper, Thumbnail).
3. Local Thumbnail
4. Internet TV Site Development
5. Web Development
6. Blogging
7. Commercial Development
8. Product Placement
9. Directory Listings

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company~ intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the

Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Through the acquisition of an already-successful web site, the company also acquired approximately $110,000 in equipment assets and $140,000 in valuable domain names, archive video, and archive web log posts s. These resources allow the company to create original content for the web which in-turn attracts advertisers. The company has a production capacity of 15 segments per week of up to 5 minutes – per location, be they professional services work, site content and/or content for branded channels. It supplements this capacity with the services of known project contractors.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Most broadly, the industry our company exists in is online multimedia production. Our goal is to reach a large audience with our content, and have that audience continually expand. With specific reference to online video consumption, viewers are taking control of what they watch more and more. They are also viewing online content in growing numbers as sites such as www.YouTube.com have undeniably become mainstream, which is where our company hosts most of our videos. Competing in this industry also has the advantage of low production costs, as previously mentioned, when our company hosts videos on sites such as YouTube, all of the bandwidth costs go to them.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition in our industry is based on popularity. The more unique viewers and consumers we can generate, the more revenue we can generate. This is attractive to advertisers, because unlike TV, online video advertising delivers consumer interaction and engagement in a contextually relevant environment that's measurable. In addition, viewers cannot skip online video ads when watching video content, which is why it has a relatively high CPM (cost per thousand impressions) which are between $20-$40 compared to traditional text and banner ads ($3-$10).

Our company will also compete in terms of creative innovation and speed to market. The company has a significant amount of experience and know-how, as well as a business plan involving the creation of local content. Our company will be able to produce, edit, and post its content relatively quickly compared to other companies because of our experience, approach, and size.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The company will have a local focus for its content. The company has a production office in Toronto, Canada, and plans on adding production locations in New York City, Dallas, and Atlanta in the immediate term and hopes to be continuously be adding locations throughout the growth of the company. Those production offices will serve the immediate area, which is advantageous in attracting loyal and consistent viewers/users.

The company will also engage in guerilla marketing, which is particularly effective for smaller companies such as ours. This type of marketing is inexpensive and sometimes free; instead of money being the primary driving force; instead time, energy, and creativity result in unconventional and inexpensive marketing. Some of the tactics our company may use involve the following:

- Word of mouth campaign
- Reaching the consumer directly through their daily routine
- Personal canvassing
- Personal letters
- Advertisements in the Yellow Pages
- Personal meetings
- Circulars and brochures distributed at parking lots, homes, offices, malls, etc.
- Classified ads
- Ads in local community newspapers
- Billboards
- Truck and automotive signs
- Distribute an eye-catching, branded custom Flip Book
- Direct mail campaigns
- Seminars, lectures, and demonstrations
- Searchlights
- Flags and banners
- T-shirts
- Matches, pens, and calendars
- Advertisements printed on stores receipts

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of *01/31/07* $16,000/monthly
(a recent date)

Not Applicable

As of____/____/____ $ 0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There is a significant variation between figures because the company has only very recently begun operations. There are not typical order sizes as of yet since our viewer base is not stable or firmly established at this time.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

There are 4 employees, consisting of 2 management positions and 2 creative positions.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Toronto production office is leased for a one year period at CAD$2,600/month ($31,200/year), located at 58 Stewart Street #201, Toronto, Ontario, M5V 1H6.

The Las Vegas office is leased on a month-to-month basis for US$280/month, the address is listed above as the 'Head Office'.

Our company intends to expand to New York City, Dallas, and Atlanta which would entail having a production office in each of those cities. We would expect the cost of the leases to be close to the same as our current offices. The financing would come from our revenues and possibly proceeds from this offering. If we cannot raise sufficient funds, or our revenue is not enough to support our new offices, our expansion will be delayed.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The company will rely to a large degree on the know-how of the President and CEO Mr. Greg Marlin. His involvement in the online-content production field including management and strategic analysis has given him valuable insight which is extremely important to the success of the company. $ 160,000.00 is expected to be expended on research and development related to new platform testing relating to computer software which has the potential to increase our efficiency.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicates the nature and extent of regulation and its effects or potential effects upon the Company.

Currently there is no regulatory body (such as the FCC) with purview to regulate content being distributed through web television, although federal obscenity laws must be respected and complied with. These laws do not effect our company since we do not produce or intend to produce any type of pornography, or material specifically intended for mature audiences only.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Web 2.0 Multimedia Corp. of Ontario Canada is a 100% owned subsidiary or our Nevada parent company. The subsidiary office is located at 1096 Queen St. W., Toronto, Ontario, M6J 1H9. All financial statements in this document are consolidated.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

During the short history of the company, there has been the acquisition of an already-successful website; the company also acquired approximately $110,000 in equipment assets and $140,000 in valuable domain names and existing web-log destination sites through a related party transaction.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone achievement	**Expected manner of occurrence or method of**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Sell our advertising Inventory with Today's existing Page view counts	Aggressive marketing and sales Directed towards advertisers Interested in having an online Presence	2months after receipt of proceeds
(2)	We must continue To grow our Monthly page view And unique visitor Counts	Aggressive promotion of Our website as well as Creating quality content that is compelling for Today's Audience	This milestone is ongoing. We believe that we can start our growth one month After the receipt of proceeds and Continue to grow that that point Onwards

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Delays in achieving our events will directly result in a delay in revenues for the company. It could also result in a loss of interest by advertisers making our sales efforts more difficult.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? **Not Applicable.**
(If losses, show in parenthesis.)

Total $__________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **Not Applicable.**

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = ________ \text{(price/earnings multiple)}$$

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$241,598 ($ 0.022 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

- Jan. 16/07 - 100,000 shares issued to Greg Marlin in exchange for $100 of services in connection with the initial incorporation of the company. Greg Marlin is our President and CEO.
- Jan. 31/07 – in connection of the related party transaction, the following shares were issued in exchange for assets: 11,000,000 outstanding shares issued to Vupio Partners Global Corporation Ltd of which TNP Ltd and Mercurio & Glueckschwein Ltd are 50% record holders each. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny. The assets obtain includes client contracts, computer equipment and website domains. See attached document in connection with this transaction as Exhibit No. 4.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 47.4 %
If the minimum is sold: 1.8 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $2,110,000 *
If the minimum is sold: $1,130,000 *

· These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______0____. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $__0____ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	$ 20,000		$ 1,000,000	
Less: Offering Expenses				
Commissions & Finders Fees	0		0	
Legal & Accounting	10,000		15,000	
Copying & Advertising	500		2,500	
Other (Specify):	0		0	
______	______		______	
______	______		______	
Net Proceeds	9,500		982,500	
Use of Net Proceeds				
Employee Wages And Benefits	$ 0		$ 382,500	
Operating Expenses	$9,500		$ 600,000	
Lease Payments	$ 0		0	
Overdue Accounts Payable	$ 0		0	
Cash Reserve	$ 0		0	
Total Use of Net Proceeds	$ 9,500	100%	$ 982,500	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **None.**

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **None.**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. **None.**

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **None.**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company does not expect to have cash flow or liquidity problems during the next 12 months.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from this offering will not satisfy the Company's cash requirements according to our goals, however our expected revenue in conjunction with this offering are expected to be more than sufficient. If our revenues are not as high as expected, we will delay our expansion accordingly.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	01/31/07	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate N/A%)	$7,900	$7,900	$7,900
Long-term debt (average interest rate N/A%)	$0	$0	$0
Total debt	$7,900	$7,900	$7,900
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
____________________	$	$	$
____________________	$0	$0	$0
____________________	$	$	$
Common stock par or stated value	$11,100	$11,300	$21,300
Additional paid in capital	$238,498	$258,298	$1,228,498
Retained earnings (deficit)	$(8,000)	$(8,000)	$(8,000)
Total stockholders equity (deficit)	$241,598	$261,598	$1,241,598
Total Capitalization	$249,498	$269,498	$1,249,498
____________________	$______	$______	$______

Number of preferred shares authorized to be outstanding: **None**

Number of Class of Preferred	**Par Value Shares Authorized**	**Per Share**
0	__________	$ ________
0	__________	$ ________
0	__________	$ ________

Number of common shares authorized: 150,000,000 shares. Par or stated value per share, if any: $ 0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ____

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Other special voting rights
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: **Not Applicable.**

(1) What is the interest rate? _____%
If interest rate is variable or multiple rates, describe: ___________

(2) What is the maturity date? ____/____/___
If serial maturity dates, describe: ___________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ___________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ___________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ___________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $___________

How much indebtedness is junior (subordinated) to the securities? $___________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

		Last Fiscal Year Actual	**Pro Forma Minimum**	**Pro Forma Maximum**
"Earnings" / "Fixed Charges"	=	___________	___________	___________
If no earnings show "Fixed Charges" only		___________	___________	___________

None, because the company does not offer preferred stock or debt securities.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **Not Applicable.**

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **Not Applicable.**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $__________ **Not Applicable.**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **Not Applicable.**

Name:	__________	Name:	__________
Address:	__________	Address:	__________
	__________		__________
Telephone No.:	( ) __________	Telephone No.:	( ) __________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **Not Applicable.**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
Not Applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Greg Marlin	Name:	__________
Address:	38 Niagara Street #404	Address:	__________
	Toronto, Ontario M5V 3X1		__________
Telephone No.:	(416) 824-5947	Telephone No.:	( ) __________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The purchasers are limited to only accredited investors as defined in Regulation Section 230.501 of Regulation D under the federal Securities Act of 1933, as amended.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

H. Melville Hicks, Jr.

551 Fifth Avenue, Suite 1625
New York, New York 10176
Facsimile: (212) 655-5943

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: October 15, 2007

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Vupio Partners Global Corporation Ltd is subject to the disclosure requirements, filing requirements and insider provisions of Section 16 of the Securities Exchange Act of 1934 and the rules promulgated there under and also is deemed an affiliate of the issuer for the purposes of Rule 144 of the Securities Act of 1933 as amended.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **None.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Greg Marlin Age:31

Office Street Address: 3960 Howard Hughes Parkway, # 500
Las Vegas, NV 89109

Telephone No.: (416) 824-5947

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chairman, VUPIO Partners Corporation Ltd. January 2005 –present

Managing Partner, VUPIO Partners Corp. March 2004 – present

Vice-President, Strategic Partnerships, MapFusion (client) June, 2004 – January 2005

Director of Global Accounts, CablesEdge (client) April 2004 – October 2004

Strategic Account Manager, Siemens Canada Ltd. September 2002 – March 2004

Strategic Planning Analyst, Siemens Canada Ltd., January 2002 – Sept 2002

Education (degrees, schools, and dates):

Bachelor of International Business (High Honours) – Carleton University

Management of Engineering (1-year exchange) – Technical University of Berlin

Zentrale Mittelstufe Prüfung (mit Gut bestanden) – Goethe Institute Berlin

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time.

30. Chief Operating Officer: Title: ______________________________

Name: ______________________________ Age: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: ______________________________

Name: ______________________________ Age: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personal:

(A) Name: ______________________________ Age: ____________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________________ Age: ______________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ______________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: ______________________________ Age: ______________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ______________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: ______________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ______________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Greg Marlin has worked for and managed a company in the same business as the Company. From march 2004 onward, he has held a management position with VUPIO Partners Corp. which is an online, journalistic-styled web log or "blog" company.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **Not applicable.**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **None.**

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **None.**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **None.**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those** who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	**Average Price Per Share**	**No. of Shares Now Held**	**% of Total**	**No. of Shares After Offerrng if All Securities Sold**	**% of Total**
Common	$0.001	11,000,000	99.1%	11,000,000	52.1%

Name: <u>**VUPIO Partners Global Corporation Limited**</u>

Office Street Address:
Pelican House, James Street
Grand Turk, Turks and Caicos Islands

Telephone No: ( ) ____ - ____

Principal occupation: ______________________

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 5,600,000 shares (50.5% of total outstanding)
After offering: a) Assuming minimum securities sold: 5,600,000 shares (49.6% of total outstanding)
b) Assuming maximum securities sold: 5,600,000 shares (26.5% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **None.**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **None.**

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **None.**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$______
Chief Operating Officer	$ 0	$______
Chief Accounting Officer	$ 0	$______
Key Personnel: 0		
Others: 0		
Total:	$ 0	$______
Directors as a group (number of persons 1)	$ 0	$______

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Remuneration will change once revenues permit us to pay employees.

(c) If any employment agreements exist or are contemplated, describe: **None at this time.**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **0** shares (**0** % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **None.**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

There are currently no arrangements of this kind, because the company does not feel that it is necessary at this point. If for some reason we were to lose the services of Greg Marlin, our President and CEO, we would no longer be able to function as a business.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **None.**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **Not Applicable.**

Name of Tax Advisor: ____
Address: ____
Telephone No. ( ) _____-____________________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **None.**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's financial statements show losses because of restructuring costs, and the fact that it has a very short history. The company also has not benefited from revenues which will come in the future upon the execution of contracts that have been made and disclosed in this document.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **Not Applicable.**

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______%. What is the anticipated gross margin for next year of operations? Approximately ____ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
Not Applicable.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

PART III - EXHIBITS

Item 1. Index to Exhibits

Exhibit No.:	Description of Exhibit	Page No.:
(2)	Charter and By-Laws	29
(4)	Subscription Agreement	30
(9)	Escrow Agreement	31
(10)	Consent to inclusion of Accountant's report	32
(11)	Opinion of Counsel	33

SIGNATURES

Web 2.0 Multimedia Corp. has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on March ____, 2007.

WEB 2.0 MULTIMEDIA CORP.

By: ______________________________

Greg Marlin
President, CEO, Secretary

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________________

Greg Marlin
Director
March ____, 2007

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

FINANCIAL STATEMENTS

31 JANUARY 2007

WEB 2.0 MULTIMEDIA CORP.

31 JANUARY 2007

CONTENTS

	Page
FINANCIAL STATEMENTS	
Balance Sheet	1
Statement of Operations	2
Statement of Changes in Stockholders' Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5 - 10

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

BALANCE SHEET

AS AT 31 JANUARY 2007

	Note		
ASSETS			
Long Term Assets			
Equipment	6	$	108,350
Intangibles	7		141,148
Total Long Term Assets			249,498
Total Assets		$	249,498
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities		$	3,000
Advances from shareholder	8		4,900
Total Current Liabilities			7,900
Stockholders' Equity			
Capital stock	9		11,100
Additional paid-in capital	9		238,498
Deficit accumulated during the development stage			(8,000)
Total Stockholders' Equity			241,598
Total Liabilities and Stockholders' Equity		$	249,498

The accompanying notes are an integral part of these financial statements.

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM 8 JANUARY 2007 (DATE OF INCEPTION) TO 31 JANUARY 2007

EXPENSES		
Professional fees	$	6,965
General and administration		1,035
		8,000
NET LOSS	$	(8,000)
LOSS PER WEIGHTED NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	$	0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED		8,616,129

The accompanying notes are an integral part of these financial statements.

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM 8 JANUARY 2007 (DATE OF INCEPTION) TO 31 JANUARY 2007

	Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Common stock issued at inception	100,000	$ 100	$ -	$ -	$ 100
Common stock issued to acquire assets from related company	11,000,000	11,000	238,498	-	249,498
Net loss	-	-	-	(8,000)	(8,000)
BALANCE, 31 JANUARY 2007	11,100,000	$ 11,100	$ 238,498	$ (8,000)	$ 241,598

The accompanying notes are an integral part of these financial statements.

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM 8 JANUARY 2007 2006 (DATE OF INCEPTION) TO 31 JANUARY 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(8,000)
Items Adjustments to reconcile net income to net cash provided by operating activities:		
Stock issued for services		100
CHANGE IN ASSETS AND LIABILITIES:		
Accounts payable and accrued liabilities		3,000
NET CASH USED IN OPERATING ACTIVITIES		(4,900)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from shareholder		4,900
CASH, END OF PERIOD	$	-

The accompanying notes are an integral part of these financial statements.

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

31 JANUARY 2007

1. NATURE OF OPERATIONS

Web 2.0 Multimedia Corp. (the "Company" or "Web 2.0") was incorporated on 8 January 2007 in the State of Nevada. Web 2.0's principal business activities will be providing clients, corporations, and individuals an unique method of improving communications with their audiences. Specifically, Web 2.0 can create a blog and drive traffic to it through its network of blog's. Web 2.0's search engine optimization methods can produce top placement for blogs, meaning a high "click-through" rate for advertisers. The primary revenue driver will be offering advertising space to marketers who want a presence on a topic-specific, top-ranked blog.

2. BASIS OF PRESENTATION

The Company has earned limited revenues from limited principal operations and accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises ("SFAS No. 7 "). Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

3. BUSINESS COMBINATION

On 31 January 2007, the Company entered into a reorganization agreement with VUPIO Partners Global Corporation Limited ("VUPIO"). Under the terms of the agreement, Web 2.0 purchased certain equipment, contracts, and other intellectual property of VUPIO for consideration of 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000. As both companies are controlled by the same group of shareholders, this is a common control transaction and has accordingly been accounted for at cost, in the amount of $249,498. These assets are further described in note 6 and 7.

4. GOING CONCERN

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses from operations since inception that raise substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon its ability to obtain the financing and strategic alliances necessary to attain profitable operations. Management is pursuing various sources of financing and intends to raise equity financing through a private placement with a private group of investors in the near future.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with United States of America generally accepted accounting principles. Outlined below are those policies considered particularly significant:

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin ("SAB") 104. Revenue from commission income is recognized at the date a formal arrangement exists, the price is fixed or determinable, the services are complete, no other significant obligation of the Company exists and collectibility is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of commercial accounts and interest-bearing bank deposits and are carried at cost, which approximates current value. Items are considered to be cash equivalents if the original maturity is three months or less.

Equipment and Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation, based on the estimated useful lives of the assets, is provided using the under noted annual rates and methods:

Furniture and fixtures	20% declining balance
Computer equipment and software	30% declining balance

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments

The carrying value of the company's receivables, advances and accounts payable approximates fair value because of the short-term maturity of these instruments.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings or Loss Per Share

The Company accounts for earnings per share pursuant to SFAS No. 128, *Earnings per Share*, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

There were no dilutive financial instruments for the period ended 31 January 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections which changes the requirements for the accounting for and reporting of voluntary changes in accounting principle.* SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Change (APB 20), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS 154 also makes a distinction between retrospective application of an accounting principle and the restatement of financial statements to reflect correction of an error. SFAS 154 carries forward without changing the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 applies to voluntary changes in accounting principle that are made in fiscal years beginning after 15 December 2005. Management does not expect that the adoption of SFAS 154 will have a significant impact on the financial condition or results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring in fiscal years beginning after 15 September 2006. Management does not expect that the adoption of SFAS 155 will have a significant impact on the financial condition or results of operations.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets–an amendment to FASB Statement No. 140*. SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective 1 January, 2007. Management does not expect that the adoption of SFAS 156 will have a significant impact on the financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after 15 November 2007. Management is currently evaluating the impact that the adoption of this statement may have on the Company's financial position and results of operations.

6. INTANGIBLES

	Cost	Depreciation	Net
Furniture and fixtures	$ 2,520	$ -	$ 2,520
Computer	105,830	-	105,830
	$ 108,350	$ -	$ 108,350

7. INTANGIBLES

	Cost	Depreciation	Net
Website domain names	$ 1,648	$ -	$ 1,648
Video archives and blog posts	139,500	-	139,500
	$ 141,148	$ -	$ 141,148

Intangibles with finite lives are amortized evenly over their useful lives. Website domain names are amortized over five years and archived video content is amortized over three years.

8. RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are recorded at amounts established and agreed between the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

The advances from shareholder related expenses incurred on behalf of the Company, are non-interest bearing and have no specific terms for repayment.

On 31 January 2007, the Company purchased certain equipment, contracts, and other intellectual property from a related party VUPIO, a company controlled by the Web 2.0 shareholders. The transaction was recorded at cost.

9. CAPITAL STOCK

Authorized		
150,000,000common stock, $0.001 par value		
Issued		
11,100,000common stock	$	11,100

On 8 January 2007, the Company issued 100,000 common stock at par value to the founder and sole director of the corporation for incorporation expenses incurred.

On 31 January 2007, the Company issued 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000 for the purchase of certain equipment, contracts, and other intellectual property.

10. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

As at 31 January 2007, there were no differences between financial reporting and tax bases of assets and liabilities. The Company will have tax losses available to be applied against future years' income as result of the losses incurred. However, due to the losses incurred in the period and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly a 100% valuation allowance has been recorded for deferred income tax assets.

11. SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended 31 January 2007 no interest or taxes were paid by the Company.

On 31 January 2007, the Company issued 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000 for the purchase of certain equipment, contracts, and other intellectual property.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **WEB 2.0 MULTIMEDIA CORP.**, did on January 8, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on January 8, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

January 8, 2007

Job Number: C20070108-1771
Reference Number: 20070012055-62
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20070012055-62	Articles of Incorporation	4 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Filed in the office of	Document Number 20070012055-62
[signature] Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/08/2007 12:38 PM
	Entity Number E0007742007-6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	WEB 2.0 MULTIMEDIA CORP.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	NEVADA AGENCY AND TRUST COMPANY Name 50 WEST LIBERTY STREET, SUITE 880 — RENO — Nevada 89501 (MANDATORY) Physical Street Address / City / Zip Code (OPTIONAL) Mailing Address / City / State / Zip Code
3. Shares: (number of shares corporation is authorized to issue)	Number of shares with par value: 150,000,000 — Par value per share: $ .001 — Number of shares without par value: 0
4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. GREG MARLIN Name 21 PHOEBE STREET — TORONTO — ON — M5T1A8 Street Address / City / State / Zip Code 2. Name Street Address / City / State / Zip Code 3. Name Street Address / City / State / Zip Code
5. Purpose: (optional - see instructions)	The purpose of this Corporation shall be: ANY LAWFUL BUSINESS ACTIVITY UNDER THE STATE OF NEVADA
6. Name, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	AMANDA CARDINALLI — X [signature] Name / Signature 50 WEST LIBERTY STREET, SUITE 880 — RENO — NV — 89501 Address / City / State / Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. X [signature] — JANUARY 5, 2007 Authorized Signature of R. A. or On Behalf of R. A. Company / Date

AMANDA CARDINALLI, PRESIDENT

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

WEB 2.0 MULTIMEDIA CORP.

* * * * *

The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

ARTICLE ONE. **[NAME].** The name of the corporation is:

WEB 2.0 MULTIMEDIA CORP.

ARTICLE TWO. **[RESIDENT AGENT].** The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

ARTICLE THREE. **[PURPOSES].** The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

I. **[OMNIBUS].** To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

II. **[CARRYING ON BUSINESS OUTSIDE STATE].** To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

III. **[PURPOSES TO BE CONSTRUED AS POWERS].** The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE TEN. **[STOCKHOLDERS' MEETINGS].** Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

ARTICLE ELEVEN. **[CONTRACTS OF CORPORATION].** No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

ARTICLE TWELVE. **[LIABILITY OF DIRECTORS AND OFFICERS].** No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 5th of January, 2007.

[signature]

AMANDA CARDINALLI

BY-LAWS FOR THE REGULATION
EXCEPT AS OTHERWISE PROVIDED BY STATUTE
OR ITS ARTICLES OF INCORPORATION OF

***WEB 2.0 MULTIMEDIA, CORP. ***

A NEVADA CORPORATION

ARTICLE I.

Offices

Section 1. **PRINCIPAL OFFICE.** The principal office for the transaction of the business of the corporation is hereby fixed and located at Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada 89501, being the offices of THE NEVADA AGENCY AND TRUST COMPANY. The board of directors is hereby granted full power and authority to change said principal office from one location to another in the State of Nevada.

Section 2. **OTHER OFFICES.** Branch or subordinate offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

ARTICLE II.

Meetings of Shareholders

Section 1. **MEETING PLACE.** All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the board of directors, pursuant to authority hereinafter granted to said board, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. **ANNUAL MEETINGS.** The annual meetings of shareholders shall be held on the – day of _________ each year, at the hour of 10:00 o'clock a.m. of said day commencing with the year _______, provided, however, that should said day fall upon a legal holiday then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is not a legal holiday. The board of directors of the corporation shall have the power to change the date of the annual meeting as it deems appropriate.

Written notice of each annual meeting signed by the president or a vice president, or the secretary, or an assistant secretary, or by such other person or persons as the directors shall designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him, if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour

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of such meeting, and shall also state the purpose or purposes for which the meeting is called.

Section 3. **SPECIAL MEETINGS**. Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the board of directors, or by one or more shareholders holding not less than 10% of the voting power of the corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 4. **ADJOURNED MEETINGS AND NOTICE** THEREOF. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

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Section 5. **ENTRY OF NOTICE.** Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholders, as required by law and the By-Laws of the corporation.

Section 6. **VOTING.** At all annual and special meetings of stockholders entitled to vote thereat, every holder of stock issued to a bona fide purchaser of the same, represented by the holders thereof, either in person or by proxy in writing, shall have one vote for each share of stock so held and represented at such meetings, unless the Articles of Incorporation of the company shall otherwise provide, in which event the voting rights, powers and privileges prescribed in the said Articles of Incorporation shall prevail. Voting for directors and, upon demand of any stockholder, upon any question at any meeting shall be by ballot. Any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

Section 7. **QUORUM.** The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

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Section 8. **CONSENT OF ABSENTEES.** The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of this meeting.

Section 9. **PROXIES.** Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

ARTICLE III

Section 1. **POWERS.** Subject to the limitations of the Articles of Incorporation or the By-Laws, and the provisions of the Nevada Revised Statutes as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the By-Laws, all corporate powers shall be exercised by or under the

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authority of, and the business and affairs of the corporation shall be controlled by the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to wit:

First - To select and remove all the other officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the By-Laws, fix their compensation, and require from them security for faithful service.

Second - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, with the Articles of incorporation or the By-Laws, as they may deem best.

Third - To change the principal office for the transaction of the business of the corporation from one location to another within the same county as provided in Article I, Section 1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I, Section 2, hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

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Fourth - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

Filth – To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

Sixth - To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the board in management of the business and affairs of the corporation, except the power to declare dividends and to adopt, amend or repeal By–Laws. The executive committee shall be composed of one or more directors.

Section 2. **NUMBER AND QUALIFICATION OF DIRECTORS.** The authorized number of directors of the corporation shall be not less than one (1) and no more than seven (7).

Section 3. **ELECTION AND TERM OF OFFICE.** The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of

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shareholders. All directors shall hold office until their respective successors are elected.

Section 4. **VACANCIES.** Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

A vacancy or vacancies in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the board of directors accept the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 5. **PLACE OF MEETING.** Regular meetings of the board of directors shall be held at any place within or without the State which has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation, a regular meeting shall be held at the principal office of the corporation. Special meetings of the board may be held either at a place so designated, or at the principal office.

Section 6. **ORGANIZATION MEETING.** Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 7. **OTHER REGULAR MEETINGS.** Other regular meetings of the board of directors shall be held without call and the day of each month and at an hour deemed appropriate and set by the board of directors; provided, however, should such set day fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. **SPECIAL MEETINGS.** Special meetings of the board of directors for any purpose or purposes shall be called at any time by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two (2) directors.

Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by mail or other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation, or if it is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the tele~raph company in the place in which the principal office of the corporation is located at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 9. **NOTICE OF ADJOURNMENT**. Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 10. **ENTRY OF NOTICE**. Whenever any director has been absent from any special meeting of the board of directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was give to such director, as required by law and the By-Laws of the corporation.

Section 11. **WAIVER OF NOTICE**. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 12. **QUORUM**. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the board of directors, unless a greater number be required by law or by the Articles of Incorporation.

Section 13. **ADJOURNMENT**. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

Section 14. **FEES AND COMPENSATION**. Directors shall not receive any stated salary for their services as directors, but by resolution of the board, a fixed fee, with or without expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

ARTICLE IV.

Officers

Section 1. **OFFICERS.** The officers of the corporation shall be a president, a vice president and a secretary/treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Officers other than president and chairman of the board need not be directors. Any person may hold two or more offices.

Section 2. **ELECTION.** The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the board of directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. **SUBORDINATE OFFICERS, ETC.** The board of directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the board of directors may from time to time determine.

Section 4. **REMOVAL AND RESIGNATION.** Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board.

Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. **VACANCIES.** A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6. **CHAIRMAN OF THE BOARD.** The chairman of the board, if there shall be such an officer, shall, if present, preside at all meetings of the board of directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the By-Laws.

Section 7. **PRESIDENT.** Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the

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chairman of the board, or if there be none, at all meetings of the board of directors. He shall be ex-officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the By-Laws.

Section 8. **VICE PRESIDENT.** In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors, or if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the By-Laws.

Section 9. **SECRETARY.** The secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the board of directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses;. the number and classes of shares held by each; the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the By-Laws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

Section 10. **TREASURER.** The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursement, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

ARTICLE V.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND KEY PERSONNEL

Section 1. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation=s favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3. To the extent that a director, officer, employee or agent of a corporation had been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article V, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

Section 4. The procedure for authorizing the indemnifications listed in Section 1, 2 and 3 of this Article V, and the limitations on such indemnification and advancement of expenses, shall be that set forth in Section 78.751 of the Nevada Revised Statutes, and shall be amended from time to time as such statute is amended.

ARTICLE VI.

Miscellaneous

Section 1. **RECORD DATE AND CLOSING STOCK BOOKS.** The board of directors may fix a time, in the future, not exceeding fifteen (15) days preceding the date of any meeting of shareholders, and not exceeding thirty (30) days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The board of directors may close the books of the corporation against transfers of shares during the whole, or any part of any such period.

Section 2. **INSPECTION OF CORPORATE RECORDS.** The share register or duplicate share register, the books of account, and minutes of proceedings of the shareholders and directors shall be open to inspection upon the written demand of a shareholder or the holder of a voting trust certificate, as limited herein, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder, or as the holder of a voting trust certificate. Such inspection rights shall be governed by the applicable provisions of the Nevada Revised Statutes shall be no more permissive that such statutes as to percentage of ownership required for inspection and scope of the permitted inspection. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary or assistant secretary of the corporation.

Section 3. **CHECKS, DRAFTS, ETC.** All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 4. **ANNUAL REPORT.** The board of directors of the corporation shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 5. **CONTRACT, ETC., HOW EXECUTED.** The board of directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

Section 6. **CERTIFICATES OF STOCK.** A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signature of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the By-Laws may provide; provided, however, that any such certificate so issued prior to full payment shall state the amount remaining unpaid and the terms of payment thereof.

Section 7. **REPRESENTATIONS OF SHARES OF OTHER CORPORATIONS.** The president or any vice president and the secretary or assistant secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 8. **INSPECTION OF BY-LAWS.** The corporation shall keep in its principal office for the transaction of business the original or a copy of the By-Laws as amended, or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

ARTICLE VI.

Amendments

Section 1. **POWER OF SHAREHOLDERS.** New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders.

Section 2. **POWER OF DIRECTORS.** Subject to the right of shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal By-Laws, By-Laws other than a By- Law or amendment thereof changing the authorized number of directors may be adopted, amended or repealed by the board of directors.

Section 3. **ACTION BY DIRECTORS THROUGH CONSENT IN LIEU OF MEETING.** Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all the members of the board or of such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

Secretary

SUBSCRIPTION AGREEMENT

This Subscription Agreement is furnished in connection with the offer of shares of common stock, par value $0.001 (the "Common Stock"), of Web 2.0 Multimedia Corp., a Nevada corporation (the "Company") in a limited offering of such shares (the "Offering") being made to the undersigned pursuant to the terms and conditions set forth in the Prospectus a Form of a Disclosure Document Regulation A of the Company dated January 31, 2007 (the "Prospectus").

ALL INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT WILL BE TREATED CONFIDENTIALLY BY THE COMPANY. However, the undersigned understands that the Company may present this Subscription Agreement to such parties as it deems appropriate if called upon to establish that the proposed issuance of the Shares to the undersigned is in compliance with state requirements and is exempt from registration under Rule 504 of the Securities Act of 1933 (the "Securities Act"). Further, the undersigned understands that the Offering itself will be reported to applicable state securities regulators and the Securities and Exchange Commission (the "SEC").

1. Subscription. Subject to the terms and *conditions of this* Subscription Agreement, the undersigned hereby subscribes for and agrees to purchase 11,000,000 shares of Common Stock (the "Shares") for the contracts and internet websites listed on Schedule I and Schedule II respectively (the "Subscription"). The Undersigned will and does hereby agree to assign, convey and transfer all right and title and interest it holds and owns in and to the Contracts and Internet Websites listed on Schedule I Schedule II ("Contracts and Property") attached hereto and made a part hereof in exchange for 11,000,000 shares of restricted Common Stock of Company ("Company Shares") to be divided amongst the Shareholders of the Undersigned pro rate in proportion to their stockholdings in the Undersigned, such Company Shares to be issued on the basis of $0.10 for the Undersigned's Contracts and Property to be exchanged for 99% of the issued and outstanding common stock of Company. The reference herein to "restricted" shares of Company's Common Stock means only that such shares are not to be registered with the Securities and Exchange Commission ("SEC") and as such are restricted shares as defined in Rule 144 promulgated by SEC. The Company Shares will, on the Effective Date, as hereafter defined, be delivered to the Undersigned in exchange for its Contracts and Property. The Undersigned and its stockholders represents and warrants that they will hold such Company Shares for investment purposes and not for future public distribution absent SEC registration or exemption therefrom, and agree that the shares shall be appropriately restricted.

2. Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this Subscription and that this Subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by the Company and a copy returned to the undersigned. The Company shall accept or reject the Subscription within five days of receipt of this executed Subscription Agreement or the payment for the Subscription, whichever shall be later received by the Company.

3. No Regulatory Approval. The undersigned acknowledges that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities nor made any recommendation or disapproval with respect to the Shares. No shares of stock of the Company have been registered under the Securities Act of 1933 or any state securities act ("Blue Sky Laws").

4. Exemption from Registration. This Subscription to the Shares is intended to be exempt from registration under the Securities Act. The acquisition of the Shares is likewise intended to be exempt from registration under any state "Blue-Sky" law. Company is under no obligation to register the Shares on behalf of the subscriber or to assist subscriber in complying with any exemption from registration except in the states of New Jersey and, New York.

5. Stock Ownership-No Preemptive Rights. Subscriber does not have any preemptive rights or other right to acquire any additional securities which may hereafter be issued by Company and, therefore, there exists a risk that subscriber's beneficial percentage interest in the Company may be diluted.

6. Risks. SUBSCRIBER IS AWARE THAT AN INVESTMENT IN COMPANY INVOLVES SUBSTANTIAL RISKS; AND THE SUBSCRIBER HAS TAKEN FULL COGNIZANCE OF AND UNDERSTANDS ALL OF THE RISKS RELATED TO THE ACQUISITION OF THE SHARES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SUBSCRIBER HAS REVIEWED AND CONSIDERED THE FOLLOWING RISKS:

a. Dependence upon Company's Officers. Company's ability to perform its obligations pursuant to the Agreement and otherwise manage the business of Company in a proper manner is dependant upon the continuance of employment of certain officers and employees. Consequently, Company and its shareholders, including the undersigned, may be adversely affected by their absence from the daily operations, unless and until suitable replacements are found.

b. No Voice in Management. Shareholders of Company, including undersigned, will have no voice, per se, in matters affecting the day-to-day business and operations of Company; but, rather, those matters will be handled by the officers and directors of Company.

7. Accredited Investor Status. If applicable, the undersigned hereby represents that he, she, or it is an "accredited investor" as that term is defined in Rule 501 (a) of Regulation D promulgated by the SEC. The undersigned, or the individual representing the undersigned entity, as applicable, has initialed below each of the categories which apply to the undersigned and has furnished to the Company any requested reasonable evidence of the undersigned's status as an "accredited investor." **(Please indicate and initial all applicable categories)**

________ a natural person whose individual net worth (i.e., excess of total assets over total liabilities), inclusive of home, home furnishings and automobiles, or joint net worth with that person's spouse, at the time of his purchase of the Shares exceeds $1,000,000;

_______ a natural person who had an individual income in excess of $200,000 in each of the two most recent calendar years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income. level in the current year. Individual income is defined for this purpose as adjusted gross income as determined for federal income tax purposes under the

Internal Revenue Code (the "Code"), plus (i) any deductions for long-term capital gains under Section 1202 of the Code, (ii) any depletion deductions under Section 611, et *seq.*, *of* the Code, (iii) any interest income excluded under Section 103 of the Code, and (iv) any partnership losses allocated to the undersigned as reported on Schedule E of Form 1040;

____X__a corporation, limited liability company, partnership, or a Massachusetts or similar business trust, which was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

_______a director or executive officer of the Company;

______an entity in which all of the equity owners are "accredited investors";

_______a bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

_______a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

_______an insurance company as defined in Section 2(13) of the Securities Act;

_______an investment company registered under the Investment Company Act of 1940 'or a business development company as defined in Section 2(a)(48) of such Act;

_______a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______a plan established and maintained by ' a state, its *political* subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______an organization described in Section 501(c)(3) of the Code, which was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

_______a trust, with total assets in excess of $5,000,000, which was 'not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment;

8. Representations of the Undersigned. The undersigned represents and warrants to the Company as set forth below. These representations and warranties are made as an inducement for the Company to enter into this Subscription' Agreement and, but for the making of such representations and warranties and their accuracy, the Company would not be a party hereto. The undersigned agrees that the representations and warranties shall survive the acceptance of this Subscription by the Company.

a. Documents. The undersigned, or if the undersigned is any entity, its undersigned representative, has received and read in their entirety this Subscription Agreement and each representation, warranty, and covenant set forth herein. Such person has relied upon the information contained herein and in the Prospectus and has not been furnished any other documents, literature, memorandum, or prospectus.

b. Knowledge and Experience in Business and Financial Matters. The undersigned, either individually or together with his, her, or its purchaser representative, has such knowledge and experience in business and financial matters that he, she, or it is capable of evaluating the risks of the prospective investment, and that the financial capacity of such party is of such proportion that the total cost of such person's commitment in the Shares would not be material when compared with his, her, or its total financial capacity.

c. No Advertisements. The undersigned is not entering into this Subscription Agreement as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast on television or radio, or presented at any seminar or meeting.

d. Investment Communications. All communications concerning investment in the Shares made to the undersigned by the Company, or on its behalf by its duly authorized representative(s), have been made only in the state in which the undersigned has listed as his, her, or its mailing address.

e. Relationship to Company. The undersigned, either individually or, if an entity, through its representative, has a preexisting personal or business relationship with the Company or one of its officers, directors, or controlling persons, or, by reason of his or her business or financial experience (or the business or financial experience of his professional advisors who are unaffiliated with and who are not compensated. By the Company), the undersigned has the capacity to protect his, her, or its own interests in connection with the purchase of the Shares.

f. Own Account. The undersigned is acquiring the Shares for the undersigned's own account as principal, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Securities.

g. Exempt From Registration. The undersigned acknowledges that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act of 1933 (the "Act") by virtue of Section 4(2) of the Act and the provisions of Regulation D thereunder. In furtherance thereof, the undersigned represents and warrants to and agrees with the Company as follows:

(i) The undersigned has the financial ability to bear the economic risk of the undersigned's investment, has adequate means for providing for the undersigned's current needs and personal or other contingencies and has no need for liquidity with respect to his investment in the Securities; and

(ii) The undersigned is an "Accredited Investor" as defined in Rule 501(a) of Regulation D and as indicated in response to paragraph 7 hereof.

h. Company Information. The undersigned:

(i) has been furnished with the Prospectus, including all exhibits thereto and any documents which may have been made available upon request, and the undersigned has carefully read the Prospectus and understands and has evaluated the risks of a purchase of the Shares, including the risks set forth under "Risk Factors" in the Prospectus, and has relied solely (except as indicated in subsections (ii) and (iii) below) on the information contained in the Prospectus;

(ii) has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and other matters pertaining to this investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Prospectus or that was otherwise provided in order for the undersigned to evaluate the merits and risks of purchasing the Shares to the extent the Company possesses such information or can acquire it without unreasonable efforts or expense, and has not been furnished any offering literature or prospectus except as mentioned herein or in the Prospectus.

(iii) has not been furnished with any oral or written representation or oral or written information in connection with the offering of the Shares which is not contained in the Prospectus. The undersigned has carefully considered and has, to the extent the undersigned believes such discussion necessary, discussed with the undersigned's professional legal, tax, accounting and financial advisors the suitability of an investment in the shares for the undersigned's particular tax and financial situation and has determined that the Shares being subscribed for by the undersigned are a suitable investment for the undersigned;

(iv) has determined that at this time the undersigned could bear a complete loss of this investment by the undersigned.

i. The undersigned is not relying on the Company or any officer, director, employee, agent, advisor, affiliate or subsidiary ("Affiliate") of the Company with respect to tax and other economic considerations involved in this investment

j. If the undersigned is a corporation, partnership, trust, estate or other entity, it is empowered, authorized and qualified to become a stockholder of the Company in the manner contemplated in the Prospectus, and the person signing this Subscription Agreement on behalf of such entity has been duly authorized by such entity to do so

k. No representations or warranties have been made to the undersigned by the Company or any Affiliate of the Company other than the statements contained in the Prospectus.

9. Representations And Warranties Of The Undersigned

The Undersigned hereby represents and warrants to the Company as follows:

9.1 Contracts. As to the Contracts set forth on Schedule I attached hereto and made a part hereof, to which Undersigned is a party or to which it or its property is subject, Undersigned is not in material default under any of the Contracts and no other party to any of said Contracts is in material default thereunder nor does there exist any condition or event which, after notice or lapse of time or both, would constitute a default by any material party to any said Contracts.

9.2 Title To Assets. Undersigned has good and marketable title to all of the website assets and properties set forth on Schedule II attached hereto and made a part hereof, free and clear of all liens, claims, charges, security interests or other encumbrances.

9.3 Assignment. The said Contracts are fully assignable under the terms and conditions thereof without the consents of the other parties to said Contracts.

9.4 Authority. The Undersigned has full power and authority to enter into this Subscription and to carry out the contemplated transactions, including but not limited to the assignment to Company of the Contracts set forth on Schedule I and the sale conveyance and transfer of the Website Assets set forth in Schedule II. The execution and delivery of the Subscription, the consummation of these transactions in accordance with the terms hereof, have been duly authorized and approved by its Board of Directors and, if required, by the shareholders of the Undersigned, and no other corporate proceedings on its part are necessary to authorize this Subscription Agreement or the contemplated transactions in accordance with the terms and conditions hereof.

10. The Undersigned agrees that the Representations and Warranties contained in paragraph 9 hereof shall survive the closing of the transactions contemplated by this Subscription Agreement.

11. Investor Information. Please provide the following information for the records of the Company, and, if applicable, its transfer agent:

Exact name in which title to securities is to be held: ____VUPIO Partners Global Corporation Limited______________

Street Address:______Pelican House, James Street _______
______Grand Turk, Turks and Caicos Islands______

Mailing Address:______same______________________________

Telephone No.: ___416 824 5947______________________________

FAX No.: ____

Social Security Number or Tax Identification Number, as applicable:
____

Manner in which title is to be held **(please check only one):**

_____ Individual

_____ Joint Tenants with Right of Survivorship

_____ Community Property

_____ Tenants in Common

__X__ Corporation/Partnership/Limited Liability Company

_____ IRA

_____ Trust/Estate/Pension or Profit Sharing Plan

_____ As a Custodian for ____________ Under the Uniform Gift to Minors Minors Act for the State of __________________________.

_____ Married with Separate Property

_____ Keogh

_____ Tenants by the Entirety

12. Miscellaneous.

a. Notices. Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when sent by registered or certified mail, return receipt requested, addressed as follows:

To SUBSCRIBER at:

Pelican House, James Street
Grand Turk, Turks and Caicos Islands

To COMPANY at:

3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Or to such other address(es) as may be designated by notice given in accordance with the terms of this paragraph.

b. Partial Invalidity. If any provision of this Subcription Agreement or the application thereo those as to which it is held invalid or unenforceable, shall not be affected thereby; and each term, covenant, or condition of this Subscription Agreement shall be valid and enforced to the fullest extent permitted by law.

c. Governing Law; Jurisdiction.

(i) This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of Nevada, as such laws are applied by the Nevada courts.

(ii) Any proceedings with respect to the performance or enforcement of obligations arising under or by virtue of this Subscription and Undersign's acquisition of the Shares shall be brought in state court of competent jurisdiction in the State of Nevada, which shall be deemed vested with exclusive subject matter jurisdiction.

d. Further Assurances. Upon the effectiveness of this Subscription Agreement as provided in subparagraph e. of this paragraph 10 and from time to time thereafter, each of the parties will execute and deliver to the other party Web documents and take such action as shall be necessary or required in order to consummate the transactions contemplated by this Subscription Agreement.

e. Effective Date. This Subscription Agreement shall not take effect unless and until accepted by an authorized officer of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this __31st____ day of _____January_____________2007.

If the undersigned is an INDIVIDUAL, complete the following:

Print Name of Individual

Signature of Individual

If the undersigned is a **PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST**, or other entity, complete the following:

NOTE: By signing below, the individual executing this Subscription Agreement on behalf of the undersigned entity represents and warrants to the Company that (i) the entity is duly authorized to enter in to this Subscription Agreement; (ii) he or she is duly authorized to represent the entity in this Offering; and (iii) he or she is duly authorized to execute this Subscription Agreement on behalf of the entity.

VUPIO Partners Global Corporation Limited

Type or print the exact name of the Partnership, Corporation, Limited Liability Company, Trust, or other entity

Greg Marlin, Chairman

Type or print name of the individual Signing on behalf of the partnership, Corporation, limited liability company, trust or other entity

Signature of the individual signing on behalf of the partnership, corporation, limited liability company, trust or other entity

COMPANY ACCEPTANCE:

The undersigned officer of the Company, acknowledges receipt of the consideration listed in paragraph 1 above, accepts the Subscription, and agrees that the Shares shall be issued to the subscriber in accordance with the terms and conditions set forth in the Subscription Agreement.

Accepted this __31st__ day of January, 2007.

By: Greg Marlin

Its Chief Executive Officer

Schedule I

Contracts Assigned

Service	Client	Fee Structure
Blog/Branded Channel	ICAN	$16,000.00/m

Schedule II

Website Assets and Properties

Physical Assets	
2 * IBM Laptops	$2,700.00
4 * Dell PC's w/ Monitor	$5,400.00
ComTel Technologies Call Center w/ 25 Software Licenses (seats)	$72,000.00
Dell PowerEdge 6450 Server	$4,500.00
Apple PowerMac G5 Quadcore	$5,400.00
Apple MacBook	$1,170.00
Apple Cinema HD 23" Monitor	$1,530.00
Licie 250G Harddrive	$240.00
Sony DM HS75P Monitor	$450.00
HP Media Center PC	$1,170.00
Samsung Syncmaster 151n Monitor	$405.00
HP Pavilion dv1000 laptop	$1,100.00
Compaq Rack Cabinet	$4,500.00
Canon Consumer DVR	$720.00
4 * IKEA Desks	$2,160.00
4* Office Chairs	$360.00
Various Computer Peripherals	$4,500.00
TOTAL Physical Assets	$108,350.00
Website Assets	
0adults.com	$9.99
0affiliate.com	$9.99
0affiliates.com	$9.99
0agencies.com	$9.99
0analysts.com	$9.99
0blognetwork.com	$9.99
0-blogs.com	$9.99
0broadcasting.com	$9.99
0businessdevelopment.com	$9.99
0callcenter.com	$9.99
0carinsurance.com	$9.99
0casinoaffiliate.com	$9.99
0casinoaffiliateprograms.com	$9.99
0charity.com	$9.99
0charity.org	$9.99
0chess.com	$9.99
0classifieds.com	$9.99
0classifieds.net	$9.99
0college.com	$9.99
0college.net	$9.99
0content.com	$9.99
0contextual.com	$9.99

0courses.com	$9.99
0dashboard.com	$9.99
0dashboard.net	$9.99
0dashboard.org	$9.99
0e-mail.com	$9.99
0foodbank.com	$9.99
0gamingaffiliate.com	$9.99
0gis.com	$9.99
0government.com	$9.99
0government.org	$9.99
0healthcare.com	$9.99
0helpdesk.com	$9.99
0hookups.com	$9.99
0hotties.com	$9.99
0incentives.com	$9.99
0innovation.com	$9.99
0innovations.com	$9.99
0institute.com	$9.99
0interaction.com	$9.99
0interaction.net	$9.99
0investing.com	$9.99
0learning.com	$9.99
0lovers.com	$9.99
0lovers.net	$9.99
0-media.com	$9.99
0montreal.com	$9.99
0multimedia.com	$9.99
0-myway.com	$9.99
0newspapers.com	$9.99
0onlinecollege.com	$9.99
0onlinegaming.com	$9.99
0onlinemapping.com	$9.99
0onlinemaps.com	$9.99
0onlinerealestate.com	$9.99
0partners.com	$9.99
0pokeraffiliatecom	$9.99
0productivity.com	$9.99
0salesforce.com	$9.99
0sexx.com	$9.99
0social.com	$9.99
0social.net	$9.99
0sportsaffilliate.com	$9.99
0storefront.com	$9.99
0tasking.com	$9.99
0television.com (e.g. web2.0television.com)	$9.99
0tinseltown.com	$9.99
0toronto.com	$9.99
0trading.com	$9.99
0yellowpages.com	$9.99

0yellowpages.net	$9.99
A3casino.net	$9.99
A3casino.com	$9.99
Assettrackingblog.com	$9.99
Assuranceautomobileblog.com	$9.99
Assuranceblog.com	$9.99
Autoversicherungblog.com	$9.99
Bankruptcyblognetwork.com	$9.99
Blogonblogs.net	$9.99
Businessintelligenceblognetwork.com	$9.99
Callcenteroutsourcingblog.com	$9.99
Carandtruckrentalblog.com	$9.99
Careerchangeblog.com	$9.99
Careertrainingandeductionblog.com	$9.99
Carinsurancequotesblog.com	$9.99
Cartireblog.com	$9.99
Cellphoneplanblog.com	$9.99
Cigarblognetwork.com	$9.99
Collegeonline.com	$9.99
Computerblognetwork.com	$9.99
Condoconversionsblog.com	$9.99
Contentmanagementblognetwork.com	$9.99
Creditimmobilier.com	$9.99
Dasbankblog.com	$9.99
Dascomputerblog.com	$9.99
Dashotelblog.com	$9.99
Daslaptopblog.com	$9.99
Desktopcomputerblog.com	$9.99
Digitalprintingblognetwork.com	$9.99
Dnablognetwork.com	$9.99
Domainnameregistrationblog.com	$9.99
Edielectronicdatainterchangeblog.com	$9.99
Elhotelblog.com	$9.99
Erectiledysfunctioninformationblog.com	$9.99
Euroaffiliateblog.com	$9.99
Financialplanningblognetwork.com	$9.99
Financialservicesblog.com	$9.99
Finanzierungblog.com	$9.99
Gamingdashboard.com	$9.99
Gamingdashboard.net	$9.99
Gamingpro411.com	$9.99
Hangoverremedyblog.com	$9.99
Helpdeskoutsourcingblog.com	$9.99
Hipotecasblog.com	$9.99
Homeequityloansblognetwork.com	$9.99
Hotelblognetwork.com	$9.99
Insidertiptv.com	$9.99
Ipodblognetwork.com	$9.99
Issuesofourtime.com	$9.99

Kreditkarteblog.com	$9.99
Laptopblognetwork.com	$9.99
Leadgenerationblognetwork.com	$9.99
Linuxdiscussionblog.com	$9.99
Mietwagenblog.com	$9.99
Mortgagecalculatorblognetwork.com	$9.99
Notebookcomputerblog.com	$9.99
Onlinecasinoandpokerblog.com	$9.99
Onlinecollegeanddegrees.com	$9.99
Onlinedatabackupblog.com	$9.99
Onlinemappingblog.com	$9.99
Onlinembablog.com	$9.99
Onlinerealestateblog.com	$9.99
Onlinestocksblog.com	$9.99
Onlinestocktradingblognetwork.com	$9.99
Openmediainstitute.com	$9.99
Ordinateurportable.com	$9.99
Paternitytestblog.com	$9.99
Paydaycashadvanceblog.com	$9.99
Personalinjurylawyerblognetwork.com	$9.99
Photoprintingblog.com	$9.99
Rvrentalandinsuranceblog.com	$9.99
Salesforceautomationblog.com	$9.99
Searchenginemarketingandoptimizationblog.com	$9.99
Segurochocheblog.com	$9.99
Shboard.com	$9.99
Siliconisland.net	$9.99
Siliconislandpoker.com	$9.99
Singlesignonblog.com	$9.99
Snuperblog.com	$9.99
Solicitartarjetacreditoblog.com	$9.99
Spywareremovalblog.com	$9.99
Taskmanagementblog.com	$9.99
Taxattorneylawyerblog.com	$9.99
Timeshareblognetwork.com	$9.99
Travelrewardcreditcardblog.com	$9.99
Treadmillfitnessblog.com	$9.99
Vcdashboard.com	$9.99
Venturedashboard.com	$9.99
Versicherungblog.com	$9.99
Voipserviceblog.com	$9.99
Voiptelephonyblognetwork.com	$9.99
Wohnmobilblog.com	$9.99
Workfromhomeandhomebasedbusinessesblog.com	$9.99

WEBSITE DOMAINS	$1,648.35
VALUE OF ARCHIVE VIDEO	$85,500.00
VALUE OF ARCHIVE BLOG POSTS	$54,000.00

TOTAL SCHEDULE II ASSETS $249,498.35

THIS DOCUMENT SHOULD BE READ CAREFULLY BEFORE SIGNING

Web 2.0 Multimedia Corp.

PRIVATE OFFERING OF
COMMON STOCK
AT A PRICE OF US$0.10 PER SHARE

SUBSCRIPTION AGREEMENT

Web 2.0 Multimedia Corp.
c/o H. Melville Hicks, Jr., as attorney in trust
551 Fifth Avenue, Suite 1625
New York, New York 10176

Dear Sirs and Mesdames:

This Subscription Agreement ("Agreement") has been executed by the undersigned in connection with the private offering (the "Offering"), agrees to sell to the subscriber its common Stock at a purchase price of $0.10 USD per share (the "Shares"), of ***Web 2.0 Multimedia Corp..*** (the "Company"). The Company is incorporated in the State of Nevada. All proceeds of the Offering will be held in trust by the above named attorney in trust and will be applied exclusively to the accomplishment of the business purposes of the Company. This will include payment of certain legal fees, the amount of which have been previously agreed to with the principal (the "Principal") of the Company. References to the "undersigned" made hereunder shall be deemed to include purchaser representative(s), if any, appointed by the undersigned. The undersigned hereby makes the following representations, warranties and agreements:

1. **Information.** The undersigned has received, from the Principal all information and such other data, relevant to this investment, both which the undersigned has requested and with which the undersigned has otherwise been supplied. The Company represents and warrants to the undersigned that neither it nor the Principal has made to the undersigned any untrue statement of a material fact or has omitted to state a material fact in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties herein contained shall survive the execution and delivery of this Agreement and the sale of the Shares hereunder.

2. **Agreement to Subscribe.** The undersigned hereby subscribes for ___________ Shares, payment for which Shares in the amount of $__________________ is made herewith. Payment for such subscription should be made by check payable to "H. Melville Hicks, Jr., as attorney in trust".

The Principal may accept or reject any subscription in whole or in part or otherwise alter the terms under which subscriptions may be accepted. The Company, its prospective officers, directors, and their affiliates may purchase Shares on the same basis as other subscribers.

The undersigned understands that, except as provided under state or provincial laws, this subscription is irrevocable and that the execution and delivery of this Agreement will not constitute an agreement between the undersigned and the Company until this Agreement has been accepted by the Principal.

3. **Access to Information.** The undersigned acknowledges that the undersigned is subscribing for the Shares after what the undersigned deems to be adequate investigation of the proposed business and prospects of the Company. The undersigned was furnished by the Principal with

all information and such other data relating to the prospective business and operation of the Company which were requested by the undersigned and with which the undersigned was otherwise supplied, at a time or times sufficiently in advance of the undersigned's subscription so as to permit the undersigned to examine, consider and further inquire into such information and data in detail. The undersigned was given an opportunity to make any further inquiries of the persons prospectively affiliated with the Company and who prospectively constitute its management. The undersigned has received complete and satisfactory answers to any such inquiries.

4. **Certain Representations.** The undersigned represents and warrants that:

(a) If the undersigned is a corporation, it is duly organized, validly existing and in good standing under the laws of the state and country of its incorporation; that the corporation has the corporate power to carry on its business and to make the investment contemplated herein and that this investment is for a proper corporate purpose; that this subscription has been duly and validly authorized, executed and delivered and when accepted by the Company will constitute the valid, binding and enforceable agreement of the undersigned; that the corporation has not been organized solely for the purpose of acquiring the Shares; that the corporation has sufficient liquid assets to pay the full acquisition costs in connection with the Shares it proposes to acquire; and that the corporation has sufficient assets such that it can afford a total loss of its investment in the Shares;

(b) If the undersigned is a partnership or association, it has not been organized solely for the purpose of acquiring the Shares; that each individual partner or a member of the partnership or association can bear the economic risks of his, her or its pro rata share of this investment and can afford a total loss of his, her or its investment; and that each individual partner or member has sufficient liquid assets to pay his, her or its portion of the full acquisition costs in connection with the Shares the partnership or association has agreed to acquire, has adequate means of providing for his, her or its current needs and possible personal contingencies, and has no present need for liquidity of his, her or its investment.

(c) The undersigned has been advised that the Shares are not being registered under the Shares Act of 1933, as amended (the "Act"), on the basis of the statutory exemption under Section 4(2) of the Act applying to transactions by an issuer not involving any public offering The undersigned understands that no federal, state or provincial agency has passed on or made any recommendation or endorsement of the Shares and that the Company is relying on the truth and accuracy of the representations, declarations and warranties herein made by the undersigned in offering the Shares for sale to the undersigned without having first registered the same under the Act.

(d) The undersigned is acquiring the Shares for investment exclusively for the undersigned's own account and not with a view to their resale or distribution and does not intend to divide his, her or its participation with others or to resell or otherwise dispose of all or any part of the Shares unless and until they are subsequently registered under the Act, or an exemption from such registration is available.

(e) The undersigned alone, or together with the undersigned's purchaser representative, has the ability to evaluate the merits and risks of an investment in the Company based upon his, her, its, or their sophistication, knowledge and experience in financial and business matters.

(f) The undersigned understands that, in the view of the Securities and Exchange Commission (the "Commission"), the statutory exemption referred to above would not be available if, notwithstanding the undersigned's representations, the undersigned had in mind merely acquiring the Shares for immediate resale or distribution upon a market developing therefor.

(g) The undersigned understands that there is no current market for the Shares and that there may never be a market for the Shares. The undersigned further understands that in the event Rule 144 of the Commission (the "Rule") hereafter becomes applicable to the Shares, any routine sale of the Shares made thereunder can be made only in limited amounts in accordance with the terms and conditions of this subscription agreement and of the Rule and that in the event the Rule is not applicable, compliance with a disclosure exemption will be required before the undersigned can transfer part or all of the Shares. However, the Company shall supply the undersigned with any information necessary to enable the undersigned to make routine sales of the Shares under Rule 144, if applicable, and if there shall be established a market therefor, of which there is no assurance.

(h) The undersigned accepts the condition that before any transfer of any of the Shares can be made by the undersigned written approval must first be obtained from the Company's counsel. The basis of such approval, which shall not be unreasonably withheld, shall be in compliance with the requirements of the federal and state statutes regulating Shares. The undersigned understands that a legend to this effect will be placed on the Shares, and that stop-transfer instructions will be issued by the Company.

(i) The undersigned understands and agrees that if the undersigned's subscription is accepted, the undersigned may be required to execute other documents to effectuate or evidence his, her or its purchase of the Shares.

(j) No one acting on behalf of the Company has made any representation, warranty, or agreement to or with the undersigned with respect to purchase of the Shares, except as described herein, in the Company's Private Placement Memorandum, and in its Executive Summary.

(k) *The undersigned's investment in* the Company has not been solicited by means of public solicitation or advertisement and all of the information and representations contained herein, particularly those representations relating to the undersigned's general ability to bear the risks of the investment being made hereby and the undersigned's suitability as an investor, are true and correct.

(l) The undersigned is aware that the Shares are a speculative investment involving a very high degree of risk and that there is no guarantee that the undersigned will realize any gain from the undersigned's investment. The undersigned is able (i) to bear the economic risk of this investment, (ii) to hold the Shares indefinitely, and (iii) presently able to afford a complete loss of this investment.

(m) The undersigned has adequate other means of providing for the undersigned's current needs and personal contingencies and therefor has no need for liquidity in this investment. The undersigned's overall commitment to investments which are not readily marketable is not disproportionate to the undersigned's net worth and the undersigned's investment in the Shares will not cause such overall commitment to become excessive.

(n) The undersigned represents that the funds provided for this investment are either separate property of the undersigned, community property over which the undersigned has the right of control, or are otherwise funds as to which the undersigned has the right of management.

(o) The undersigned understands the meaning and legal consequences of the representations and warranties made herein, all of which are true and correct as of the date hereof and will be true and correct as of the date of the undersigned's acquisition of the Shares subscribed for herein. Each such representation and warranty shall survive such purchase.

(p) The undersigned will indemnify and hold harmless the Company and its affiliated persons from any and all damages, losses, costs and expenses (including reasonable attorney's fees) which they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of his, her or its representations and warranties contained herein.

(q) The undersigned is a bona fide resident of the state set forth on the signature page hereof, *maintains his, her or its principal residence* there and is at least 21 years of age.

(r) The undersigned has relied on his, her or its own legal counsel and accountant to the extent the undersigned has deemed necessary as to all legal and financial matters and questions presented with reference to the offering and sale of the Shares subscribed for herein.

(s) The undersigned hereby agrees that, subject to applicable state law, this subscription is irrevocable and that the representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the Company.

(t) The undersigned hereby agrees and acknowledges that the agreements and representations herein set forth shall become effective and binding upon the undersigned and the undersigned's heirs, legal representatives, successors and assigns upon the Company's acceptance hereof.

5. General.

(a) All notices or other communications given or made hereunder to the undersigned or to the Company shall be in writing and shall be delivered (1) by hand; (2) delivered by recognized courier; (3) mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned at the undersigned's address set forth below and to the Company at the address set forth above; or (4) mailed to the Company in the Company's postal-permitted Business Reply Mail envelope.

(b) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the internal laws of the State of New Jersey, without giving effect to conflicts of law, to the jurisdiction of whose courts the parties hereby submit themselves.

(c) This Agreement constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. The undersigned agrees not to transfer or assign this Agreement, or any of his, her or its interest herein, without the express written consent of the Company.

(d) The undersigned agrees that counsel to the Company shall not be liable for taking any action pursuant to this Agreement in the absence of gross negligence, misfeasance, malfeasance or fraud.

(e) The undersigned has enclosed with this Agreement appropriate evidence of the authority of the individual executing this Agreement to act on its behalf (i.e. if a corporation, a certified corporate resolution authorizing the signature and a copy of the articles of incorporation, or if a partnership, a copy of the partnership agreement).

Kindly deliver the certificates for the Shares registered as follows:

(Name)

(Street Address)

(City, State and Zip Code)

(Social Security No. or Federal Employer ID No.)

(Date of Birth)

Very truly yours,

Dated: ____________________, 2006

(Subscriber(s) Signature(s))

(Print Subscriber(s) Name(s) and, if applicable, Title(s))

(Printed name of Subscriber If Not an Individual)

(Street Address)

(City, State or Province and Zip or City Code)

(Area Code and Telephone Number)

ACCEPTED AND AGREED:
Web 2.0 Multimedia Corp.
c/o H. Melville Hicks, Jr., as attorney in trust
551 Fifth Avenue, Suite 1625
New York, New York 10176

By________________________________
H. Melville Hicks, Jr.

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated the _____ day of January, 2007 (the "Agreement"), is made by and between Web 2.0 Multimedia Corp. (the "Corporation"), and H. Melville Hicks, Jr. ("Escrow Agent")

WITNESSETH:

WHEREAS, the Corporation is offering up to $100,000 of the common stock of Web 2.0 Multimedia Corp. a Nevada corporation being formed, $0.001 par value per share, (the "Common Stock") to certain Subscribers in accordance with the terms of a certain private offering of 10,000,000 shares at a price of $0.10 per share; and

WHEREAS, each Subscriber shall purchase the Common Stock by executing a Subscription Agreement and certain subscription documents and making certain subscription payments in cash (the "Subscription Payments") in accordance with the terms of the "Subscription Agreement" and

WHEREAS, the Corporation desires that the Subscription Payments be held in escrow until (a) receipt of notification from the Corporation that subscriptions for $10,000 (the "Minimum Amount of the Offering") have been accepted, or (b) the offering is withdrawn or canceled or that any specific subscription is rejected.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Effect of Agreement; Reference to the Subscription Agreement.** Notwithstanding anything to the contrary set forth herein, all Subscription Payments shall be held and disbursed by Escrow Agent in accordance with the terms of this Agreement. All capitalized terms used herein but not otherwise defined herein shall have the meanings given them in the Subscription Agreement.

2. **Receipt and Deposit of Subscription Payments.** Escrow Agent shall accept Subscription Payments to be deposited under this Agreement as follows:

(a) "Subscription Payments" as used herein shall mean all cash tenders by Subscribers approved by the Corporation. Subscription Payments shall be made to the Escrow Agent and, if received by the Corporation, the Corporation shall promptly forward such Subscription Payments to the Escrow Agent. Subscription Payments shall be deposited into an account entitled **H. Melville Hicks, Jr., Attorney IOLA Fund Escrow Account"** (the "Escrow Account"), on which Escrow Agent is the sole signatory, to be held in accordance with the terms of this Agreement. All checks shall be made payable to H. Melville Hicks, Jr. as Escrow Agent and all Wire Transfers shall be made to the following Account:

HMH

The Bank of America
100 West 33rd Street
New York, New York 10001
H. Melville Hicks, Jr. Atty IOLA
ABA# 026009593
Account No. 9507113005
International Swift BOFAUS3N

(b) Subscription Payments shall be retained in Escrow Agent's Fund as defined below, and as such Subscription Payments shall accrue interest for such deposits.

3. **Retention and Disbursement of Funds in Escrow Account.** Escrow Agent shall hold and disburse the Subscription Payments as follows:

(a) If the Corporation provides written instructions to the Escrow Agent that the Minimum Amount of the Offering has been achieved, and designates subscriptions accepted or to be accepted by the Corporation, Escrow Agent shall disburse from the Escrow Account to the Corporation, within one business day after the Escrow Agent's receipt of such instructions, the portions of the Subscription Payments of those Subscribers whose subscriptions have been accepted or are to be accepted, as have been designated by the Corporation.

(b) With respect to subscriptions that are not identified pursuant to paragraph 3(a) hereof as accepted, Escrow Agent shall disburse from the Escrow Account to each such Subscriber its Subscription Payment by the second business day of the month following the month in which the Subscription Payment is disbursed.

(c) If the Corporation provides written instructions to the Escrow Agent that a Subscriber's subscription has been rejected for any reason, then Escrow Agent shall disburse from the Escrow Account to such Subscriber its Subscription Payment.

(d) If the Corporation provides written instructions to the Escrow Agent that the Offering has been withdrawn or canceled because the Minimum Amount of the Offering has not been achieved, the Escrow Agent shall disburse from the Escrow Account to each Subscriber its Subscription Payment.

(e) Upon such date the Escrow Agent has released all funds in the Escrow Account, this Agreement shall terminate, and Escrow Agent shall have no further obligations hereunder.

4. **Use of Funds Following Disbursement.** Escrow Agent shall be under no duty to inquire into the use made by the Corporation of the Subscription Payments after the Subscription Payments have been disbursed to the Corporation in accordance with the terms of this Agreement.

5. **Escrow Agent's Duties and Rights.** (a) All funds deposited with Escrow Agent shall be accepted, subject to clearance. Escrow Agent may: (i) act in reliance

upon any writing or instrument or signature which it, in its sole discretion, believes to be genuine; (ii) assume the validity and accuracy of any statements or assertions contained in such writing or instrument; and (iii) assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof, has been duly authorized to do so. Escrow Agent shall not be liable to any party to this Agreement, or to any other individual or entity in any manner for the sufficiency or correctness as to form, manner of execution, or validity of any written instructions delivered to it, nor as to the identity, authority, or rights of any person executing the same. The duties of Escrow Agent shall be limited to the safekeeping of the Subscription, payments and disbursements of same in accordance with the written instructions described above. Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and no implied duties or obligations shall be read into this Agreement as against Escrow Agent. Upon Escrow Agent's disbursing all funds in the Escrow Account in accordance with the provisions hereof, this Agreement shall terminate and Escrow Agent shall be relieved of any further obligation under this Agreement.

(b) The Escrow Agent shall be entitled to employ such legal counsel and other experts as the Escrow Agent may deem necessary properly to advise the Escrow Agent in connection with the Escrow Agent's duties hereunder, may rely upon the advice of such counsel and may pay such counsel reasonable compensation therefore. The Escrow Agent is acting as legal counsel for the Placement Agent and may continue to act as legal counsel for the Placement Agent from time to time, notwithstanding its duties as the Escrow Agent in such capacity as legal counsel for the Placement Agent and waives any claim that such representation represents a conflict of interest on the part of the Escrow Agent. The Company and the Subscriber understand that the Placement Agent and the Escrow Agent are relying explicitly on the foregoing provision in entering into this Escrow Agreement

6. **Indemnification**. Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. Escrow Agent shall otherwise not be liable for any mistakes of fact or error of judgement, or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence and the Corporation agrees to indemnify and hold harmless Escrow Agent from any claims, demands causes of action, liabilities, damages or judgements, including the cost of defending any action against it, together with any reasonable attorney's fees of any nature (including appeal) incurred therewith in connection with Escrow Agent's undertakings pursuant to the terms and conditions of this Agreement, unless such act or omission is a result of the willful misconduct or gross negligence of Escrow Agent.

7. **Interpleader**. If disagreement arises about the interpretation of this Agreement, or about the rights and obligations or the propriety of any action contemplated by or requested of Escrow Agent hereunder, Escrow Agent may, at its sole discretion, file an action in interpleader, to resolve the said disagreement. Escrow Agent shall be indemnified by the Corporation for all costs, including reasonable attorney's fees of any nature (including appeal) in connection any aforesaid interpleader action and

Escrow Agent shall be fully protected in suspending all or a part of its activities under this Agreement until a final judgment in the interpleader action shall have been rendered by the appropriate judicial body.

8. **Resignation**. Escrow Agent may resign at any time for any reason upon the giving of thirty (30) days' written notice to the Corporation. If a notice of appointment of a successor Escrow Agent is not delivered to Escrow Agent within thirty (30) days after notice of resignation, Escrow Agent may petition any court of competent jurisdiction (the "Court") to name a successor Escrow Agent and Escrow Agent herein shall be fully relieved of all liability under this Agreement to any and all parties upon the transfer of and new accounting for the Subscription Payments to the successor Escrow Agent either designated or appointed by the Court.

9. **Governing Law**. This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Except as expressly set forth herein, any action to enforce, arising out of, or relating in any way to, any provisions of this Escrow Agreement shall be brought in the Federal or state courts located in the City of New York as is more fully set forth in the Note Purchase Agreement.

10. **Counterparts**. This Agreement may be executed through the use of separate signature pages or in any number of counterparts with the same legal effect as if all signatures had appeared on the same physical document.

11. **Notices**. Any notice and communication required or permitted hereunder shall be in writing and deemed to have been given five (5) business days after being sent by U.S. first-class certified mail, postage prepaid, addressed as follows:

(a) If to the Subscriber, to:

The address of the Subscriber set forth at the execution page of the Subscription Agreement.

(b) If to the Corporation, to:

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109
(702) 990-3726

(c) If to Escrow Agent, to:

H. Melville Hicks, Jr.
551 Fifth Avenue, Suite 1625
New York, New York 10176
Facsimile: (212) 655-5943

HH

12. Further Assurances. If the Escrow Agent reasonably requires other or further instruments in connection with this Escrow Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13. Entire Agreement. this Agreement represents the entire agreement between Escrow Agent and the Corporation with respect to the subject matter hereof, and shall be binding upon the parties, their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals as of the day and year first above written.

ESCROW AGENT

____

H. Melville Hicks, Jr.

WEB 2.0 MULTIMEDIA CORP.

By: [signature]

Name: Greg Hartman

Title: Chief Executive Officer

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated the 5th day of January, 2007 (the "Agreement"), is made by and between Web 2.0 Multimedia Corp. (the "Corporation"), and H. Melville Hicks, Jr. ("Escrow Agent")

WITNESSETH:

WHEREAS, the Corporation is offering up to $100,000 of the common stock of Web 2.0 Multimedia Corp. a Nevada corporation being formed, $0.001 par value per share, (the "Common Stock") to certain Subscribers in accordance with the terms of a certain private offering of 10,000,000 shares at a price of $0.01 per share; and

WHEREAS, each Subscriber shall purchase the Common Stock by executing a Subscription Agreement and certain subscription documents and making certain subscription payments in cash (the "Subscription Payments") in accordance with the terms of the "Subscription Agreement" and

WHEREAS, the Corporation desires that the Subscription Payments be held in escrow until (a) receipt of notification from the Corporation that subscriptions for $10,000 (the "Minimum Amount of the Offering") have been accepted, or (b) the offering is withdrawn or canceled or that any specific subscription is rejected.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Effect of Agreement; Reference to the Subscription Agreement.** Notwithstanding anything to the contrary set forth herein, all Subscription Payments shall be held and disbursed by Escrow Agent in accordance with the terms of this Agreement. All capitalized terms used herein but not otherwise defined herein shall have the meanings given them in the Subscription Agreement.

2. **Receipt and Deposit of Subscription Payments.** Escrow Agent shall accept Subscription Payments to be deposited under this Agreement as follows:

(a) "Subscription Payments" as used herein shall mean all cash tenders by Subscribers approved by the Corporation. Subscription Payments shall be made to the Escrow Agent and, if received by the Corporation, the Corporation shall promptly forward such Subscription Payments to the Escrow Agent. Subscription Payments shall be deposited into an account entitled **H. Melville Hicks, Jr., Attorney IOLA Fund Escrow Account"** (the "Escrow Account"), on which Escrow Agent is the sole signatory, to be held in accordance with the terms of this Agreement. All checks shall be made payable to H. Melville Hicks, Jr. as Escrow Agent and all Wire Transfers shall be made to the following Account:

The Bank of America
100 West 33rd Street
New York, New York 10001
H. Melville Hicks, Jr. Atty IOLA
ABA# 026009593
Account No. 9507113005
International Swift BOFAUS3N

(b) Subscription Payments shall be retained in Escrow Agent's Fund as defined below, and as such Subscription Payments shall accrue interest for such deposits.

3. **Retention and Disbursement of Funds in Escrow Account.** Escrow Agent shall hold and disburse the Subscription Payments as follows:

(a) If the Corporation provides written instructions to the Escrow Agent that the Minimum Amount of the Offering has been achieved, and designates subscriptions accepted or to be accepted by the Corporation, Escrow Agent shall disburse from the Escrow Account to the Corporation, within one business day after the Escrow Agent's receipt of such instructions, the portions of the Subscription Payments of those Subscribers whose subscriptions have been accepted or are to be accepted, as have been designated by the Corporation.

(b) With respect to subscriptions that are not identified pursuant to paragraph 3(a) hereof as accepted, Escrow Agent shall disburse from the Escrow Account to each such Subscriber its Subscription Payment by the second business day of the month following the month in which the Subscription Payment is disbursed.

(c) If the Corporation provides written instructions to the Escrow Agent that a Subscriber's subscription has been rejected for any reason, then Escrow Agent shall disburse from the Escrow Account to such Subscriber its Subscription Payment.

(d) If the Corporation provides written instructions to the Escrow Agent that the Offering has been withdrawn or canceled because the Minimum Amount of the Offering has not been achieved, the Escrow Agent shall disburse from the Escrow Account to each Subscriber its Subscription Payment.

(e) Upon such date the Escrow Agent has released all funds in the Escrow Account, this Agreement shall terminate, and Escrow Agent shall have no further obligations hereunder.

4. **Use of Funds Following Disbursement.** Escrow Agent shall be under no duty to inquire into the use made by the Corporation of the Subscription Payments after the Subscription Payments have been disbursed to the Corporation in accordance with the terms of this Agreement.

5. **Escrow Agent's Duties and Rights.** (a) All funds deposited with Escrow Agent shall be accepted, subject to clearance. Escrow Agent may: (i) act in reliance

upon any writing or instrument or signature which it, in its sole discretion, believes to be genuine; (ii) assume the validity and accuracy of any statements or assertions contained in such writing or instrument; and (iii) assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof, has been duly authorized to do so. Escrow Agent shall not be liable to any party to this Agreement, or to any other individual or entity in any manner for the sufficiency or correctness as to form, manner of execution, or validity of any written instructions delivered to it, nor as to the identity, authority, or rights of any person executing the same. The duties of Escrow Agent shall be limited to the safekeeping of the Subscription, payments and disbursements of same in accordance with the written instructions described above. Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and no implied duties or obligations shall be read into this Agreement as against Escrow Agent. Upon Escrow Agent's disbursing all funds in the Escrow Account in accordance with the provisions hereof, this Agreement shall terminate and Escrow Agent shall be relieved of any further obligation under this Agreement.

(b) The Escrow Agent shall be entitled to employ such legal counsel and other experts as the Escrow Agent may deem necessary properly to advise the Escrow Agent in connection with the Escrow Agent's duties hereunder, may rely upon the advice of such counsel and may pay such counsel reasonable compensation therefore. The Escrow Agent is acting as legal counsel for the Placement Agent and may continue to act as legal counsel for the Placement Agent from time to time, notwithstanding its duties as the Escrow Agent in such capacity as legal counsel for the Placement Agent and waives any claim that such representation represents a conflict of interest on the part of the Escrow Agent. The Company and the Subscriber understand that the Placement Agent and the Escrow Agent are relying explicitly on the foregoing provision in entering into this Escrow Agreement

6. **Indemnification**. Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. Escrow Agent shall otherwise not be liable for any mistakes of fact or error of judgement, or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence and the Corporation agrees to indemnify and hold harmless Escrow Agent from any claims, demands causes of action, liabilities, damages or judgements, including the cost of defending any action against it, together with any reasonable attorney's fees of any nature (including appeal) incurred therewith in connection with Escrow Agent's undertakings pursuant to the terms and conditions of this Agreement, unless such act or omission is a result of the willful misconduct or gross negligence of Escrow Agent.

7. **Interpleader**. If disagreement arises about the interpretation of this Agreement, or about the rights and obligations or the propriety of any action contemplated by or requested of Escrow Agent hereunder, Escrow Agent may, at its sole discretion, file an action in interpleader, to resolve the said disagreement. Escrow Agent shall be indemnified by the Corporation for all costs, including reasonable attorney's fees of any nature (including appeal) in connection any aforesaid interpleader action and

Escrow Agent shall be fully protected in suspending all or a part of its activities under this Agreement until a final judgment in the interpleader action shall have been rendered by the appropriate judicial body.

8. **Resignation.** Escrow Agent may resign at any time for any reason upon the giving of thirty (30) days' written notice to the Corporation. If a notice of appointment of a successor Escrow Agent is not delivered to Escrow Agent within thirty (30) days after notice of resignation, Escrow Agent may petition any court of competent jurisdiction (the "Court") to name a successor Escrow Agent and Escrow Agent herein shall be fully relieved of all liability under this Agreement to any and all parties upon the transfer of and new accounting for the Subscription Payments to the successor Escrow Agent either designated or appointed by the Court.

9. **Governing Law.** This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Except as expressly set forth herein, any action to enforce, arising out of, or relating in any way to, any provisions of this Escrow Agreement shall be brought in the Federal or state courts located in the City of New York as is more fully set forth in the Note Purchase Agreement.

10. **Counterparts.** This Agreement may be executed through the use of separate signature pages or in any number of counterparts with the same legal effect as if all signatures had appeared on the same physical document.

11. **Notices.** Any notice and communication required or permitted hereunder shall be in writing and deemed to have been given five (5) business days after being sent by U.S. first-class certified mail, postage prepaid, addressed as follows:

(a) If to the Subscriber, to:

The address of the Subscriber set forth at the execution page of the Subscription Agreement.

(b) If to the Corporation, to:

Web 2.0 Multimedia Corp.
21 Phoebe Street
Toronto, Ontario
M5T 1A8

(c) If to Escrow Agent, to:

H. Melville Hicks, Jr.
551 Fifth Avenue, Suite 1625
New York, New York 10176
Facsimile: (212) 655-5943

12. **Further Assurances.** If the Escrow Agent reasonably requires other or further instruments in connection with this Escrow Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13. **Entire Agreement.** this Agreement represents the entire agreement between Escrow Agent and the Corporation with respect to the subject matter hereof, and shall be binding upon the parties, their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals as of the day and year first above written.

ESCROW AGENT

[signature]

H. Melville Hicks, Jr.

WEB 2.0 MULTIMEDIA CORP.

By:________________________
Name:________________________
Title: Chief Executive Officer

March 23, 2007

To the Board of Directors
Web 2.0 Multimedia, Corp.

The accompanying balance sheet of Web 2.0 Multimedia, Corp. as of January 31, 2007 and the statements of operations and changes in stockholders' equity from inception (January 8, 2007) to January 31, 2007 have been prepared in accordance with Generally Accepted Accounting Principles by the Company and without audit by an independent accounting firm.

In management's opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web 2.0 Multimedia, Corp. at January 31, 2007 and the results of its operations for the period then ended in conformity with accounting principles generally accepted in the United States. Further there have been no material changes in the financial condition of Web 2.0 Multimedia, Corp. since the date of these financial statements.

Walker & Company

Chartered Accountants
Professional Corporation

Markham, Canada

H. MELVILLE HICKS, JR.
Attorney and Counselor at Law
551 Fifth Avenue, Suite 1625
New York, New York 10176
Tel: (212) 655-5944
Fax: (212) 655-5943
Email: hmhicksjr@yahoo.com

_______ ___, 2007

Board of Directors
Web 2.0 Multimedia, Corp.
3960 Howard Hughes Parkway,
Suite 500
Las Vegas, NV 89109

Ladies and Gentlemen:

You have requested my opinion as counsel for Web 2.0 Multimedia, Corp., a Nevada corporation (the "Company"), in connection with the filing of a Regulation A Statement on Form 1-A (the "Regulation A Statement"), under the Securities Act of 1933, as amended (the "Act"), and the qualification for exemption from registration under the Act with the Securities and Exchange Commission on or about ______ __, 2007 of an aggregate of 10,000,000 shares of Common Stock of the Company, $0.001 par value, per share (the "Shares").

I have examined the Regulation A Statement in the form to be filed with the Securities and Exchange Commission, the Amended and Restated Certificate of Incorporation of the Company as certified by the Secretary of State of the State of Nevada, the Bylaws and the minute books of the Company as a basis for the opinion hereafter expressed.

In addition to the above, I have also examined such other documents and records and have made such further investigations as I have deemed necessary for the purpose of rendering the opinion set forth in this letter. In making such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity of authentic originals of all documents submitted to me as certified or photostat copies. As to various questions of fact material to this opinion I have relied upon statements of officers of the Company.

Based on the foregoing examination, it is my opinion, and I so advise, that the Shares currently are, and upon sale in the manner described in the Regulation A Statement will be, legally issued, fully paid and nonassessable.

This opinion is furnished solely for use in connection with the issuance of the Shares pursuant to the Regulation A Statement.

I consent to the filing of this opinion as an exhibit to the Regulation A Statement.

Very truly yours,

H. Melville Hicks, Jr.

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